UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Background

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, while an additional US$35 million was funded into an escrow account (the “Escrow Account”) on such date and was held in escrow, with the release of such funds subject to the satisfaction of certain conditions.

On May 23, 2023, Carbon Revolution Operations Pty Ltd., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the Second Supplemental Indenture thereto, dated May 24, 2024, and the Third Supplemental Indenture, dated June 21, 2024, the “Indenture”). The Indenture and the Series 2023-A Notes issued to lenders (“the Existing Lenders”) thereunder were executed and issued pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates. Carbon Revolution Operations, the Trustee, as Disbursing Agent, Gallagher IP Solutions LLC, as successor to Newlight Capital LLC, as Servicer, and the Company and certain other subsidiaries of the Company, as co-obligors (the “Co-Obligors”), are parties to a Proceeds Disbursing and Security Agreement, dated May 23, 2023 (as amended from time to time, the “PDSA”), providing the terms upon which the proceeds of the Series 2023-A Notes may be disbursed to Carbon Revolution Operations, a security interest for the benefit of the holders of the Series 2023-A Notes in the present and after-acquired property of Carbon Revolution Operations and the Co-Obligors, including its intellectual property but excluding certain excluded property and certain excluded intellectual property, and various financial and other covenants.

As previously disclosed, on April 10, 2024, US$5 million of the US$35 million in the Escrow Account was released to the Company, and on May 24, 2024, the Securities Purchase Agreement relating to the OIC Financing was amended to permit the issuance of Series 2024-A Notes by Carbon Revolution Operations in lieu of Series A Preferred Shares or Series B Preferred Shares in consideration for each escrow release (commencing with the US$5 million release from the Escrow Account on May 24, 2024), which Series 2024-A Notes rank pari passu with the Series 2023-A Notes and have substantially the same terms, with limited exceptions, and are issued pursuant to the Indenture. On June 21, 2024, such Securities Purchase Agreement was further amended to set forth the conditions for up to five additional releases from the Escrow Account of US$5 million each. On each of  June 21, 2024, July 10, 2024, July 29, 2024, September 5, 2024 and October 30, 2024 US$5 million was released from the Escrow Account. As a result, the US$35 million originally funded into the Escrow Account has been released.

The Securities Purchase Agreement provides for up to US$40 million of additional funding by OIC. On December 20, 2024, the OIC Investors agreed to amend the Securities Purchase Agreement to facilitate funding an additional US$25 million upon satisfaction of certain conditions (as discussed below) in exchange for preferred shares issued by the Company or debt instruments issued by Carbon Revolution Operations. The Company makes no assurances that it will be able to satisfy the conditions to the receipt of such $25 million or secure the remaining $15 million of funding under the Securities Purchase Agreement for which the conditions to the receipt thereof remain subject to future negotiation.

Amendment to Securities Purchase Agreement

On December 20, 2024, the Company and the OIC Investors entered into Amendment No. 4 to the Securities Purchase Agreement (the “Fourth SPA Amendment”), providing for the funding of US$25 million in five tranches, each equal to US$5 million, subject to satisfying certain conditions (as discussed below) in exchange for preferred shares issued by the Company or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC Investors will purchase notes of a new series, Series 2025-A Notes, as defined and further described below.  In connection with the funding of each of the five tranches of US$5 million, the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

Funding Conditions

Following the US$5 million released on December 20, 2024, the additional US$20 million of funding will be released in US$5 million increments upon the satisfaction of certain conditions, including that the Company must achieve certain Minimum Trailing Three Month Revenue (as defined in the Fourth SPA Amendment) and Minimum Trailing Three Month Adjusted EBITDA (as defined in the Fourth SPA Amendment) thresholds in order to be eligible for the subsequent funding tranches.

Last Out Notes

Depending on the Company’s achievement of the applicable Minimum Trailing Three Month Revenue and Minimum Trailing Three Month Adjusted EBITDA thresholds for the release of the final US$5 million from escrow, in connection with such release, the OIC Investors may be required to acquire US$5 million aggregate principal amount of  Last Out Notes (as defined in the PIUS loan), which, if issued, will be subordinated to the Series 2025-A Notes.

Pursuant to the Fourth SPA Amendment, each set of conditions is measured for the three-month period ending on the last day of the most recently completed calendar month, with the four subsequent releases permitted no earlier than January 17, 2025, March 14, 2025, May 16, 2025 and July 18, 2025, respectively.

Amendment to IP-Backed Finance Facility and Letter Agreement

On December 20, 2024, Carbon Revolution Operations and the Trustee to the Indenture entered into a Fourth Supplemental Indenture and a Seventh Amendment to the PDSA (the “Seventh Amendment”).

The Fourth Supplemental Indenture creates of a new series of Fixed Rate Senior Notes, Series 2025-A (the “Series 2025-A Notes”). The Fourth Supplemental Indenture provides for the issuance of up to $25 million aggregate principal amount of Series 2025-A Notes to the OIC Investors. The Series 2025-A Notes mature on May 15, 2027, with interest payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind or in cash, at the option of Carbon Revolution Operations. Interest is payable monthly, beginning on January 15, 2025 with amortization of principal payable in equal monthly installments of 3.33% of the aggregate principal amount thereof from June 15, 2026 through maturity and a balloon payment of the remaining principal amount at maturity. Pursuant to the Fourth Supplemental Indenture, such maturity date and amortization schedule (except that the monthly amortization of the Series 2023-A Notes is $2 million during the same period) is the same as applicable to the US$60 million aggregate principal amount of Series 2023-A Notes and the US$30.4 million aggregate principal amount of Series 2024-A Notes issued by Carbon Revolution Operations pursuant to the Indenture. The Fourth Supplemental Indenture provides that an aggregate of US$2 million will be released from the payment reserve fund to the Company, in equal installments of US$400,000 each with each $5 million tranche of funding under the Fourth SPA Amendment. Additionally, after the issuance of the Series 2025-A Notes in the amount of US$25 million to the OIC Investors and release of the US$2 million from the payment reserve fund as described above, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million (the “Cash Interest Suspension Period”) in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, provided that the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period.   Upon redemption or maturity of the Series 2025-A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount paid by the OIC Investors to purchase such notes minus any cash interest or principal payments or fee payments thereon (the “Exit Premium”). The Exit Premium is not payable if the Series 2025-A Notes are extinguished through a bankruptcy or liquidation and such fee would become a subordinated obligation if the Series 2025-A Notes are refinanced for an amount insufficient to pay such fee or, at maturity, the Series 2023-A Notes or Series 2024-A Notes have not been repaid in full. The same exit premium with the same conditions is payable in relation to the US$2 million released from the payment reserve fund and the up to US$3 million cash interest waived (to be received in kind) by the holders of Series 2023-A Notes.

In connection with the transactions and amendments described above, the parties to the PDSA entered into the Seventh Amendment to the PDSA (the “Seventh Amendment”), pursuant to which (i) the Series 2025-A Notes were added to certain provisions thereof, including with respect to the security interest in the collateral, but excluding any interest in the insurance policy that is for the benefit of the 2023-A Notes only, (ii) the Minimum Available Cash Requirement was amended as set forth in the Seventh Amendment, (iii) the financial covenants set forth in the PDSA were amended and (iv) other technical changes were made to permit and facilitate the issuance of the Series 2025-A Notes and the transactions contemplated by the foregoing agreements.

Issuance of US$5 million of Series 2025-A Notes and Warrants

On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million was funded in exchange for the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind to the Trustee for the benefit of the Existing Lenders.  Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants in the forms furnished as Exhibit 99.5 (the “2025 OIC Warrant”) and Exhibit 99.6 (the “2025 Lenders Warrant”)  to this report to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing the same terms as the warrants issued to the OIC Investors in prior reserve releases.

If all five US$5 million tranches of funding and all five US$400,000 tranches of reserve release proceed, the OIC investors will hold penny warrants to purchase an aggregate number of shares equal to 61% of the Company’s shares outstanding (up from 37.8% prior to entry into the foregoing amendments), determined on a “Fully-Diluted Basis”, and the Existing Investors will hold penny warrants to purchase an aggregate number of shares equal to 1.85% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

The Company paid its legal expenses and those of the Existing Lenders and other parties to the IP backed finance agreement, and those of the OIC Investors, together with other transaction-related costs and fees in connection with the foregoing arrangements and amendments, which were deducted from the proceeds of the issuance of the first tranche of Series 2025-A Notes and US$400,000 reserve release paid to the Company. Giving effect to the receipt of the net proceeds of the issuance of the first tranche of US$5 million of Series 2025-A Notes and US$400,000 reserve release, the Company has approximately US$4.9 million of unrestricted cash and approximately US$4.0 million of restricted cash as of December 20, 2024.

The Fourth SPA Amendment, the Fourth Supplemental Indenture, the Form of the Series 2025-A Notes, the Seventh Amendment, the form of the 2025 OIC Warrant and the form of the 2025 Lender Warrant, are furnished as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6. The foregoing descriptions are qualified in their entirety by the text of such exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1#*	Amendment No. 4, dated December 20, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors
99.2	Fourth Supplemental Indenture, dated December 20, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee
99.3	Form of Series 2025-A Note (included as Exhibit A to the Fourth Supplemental Indenture)
99.4*	Seventh Amendment, dated December 20, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023
99.5	Form of 2025 OIC Warrant
99.6	Form of 2025 Lender Warrant

# Schedules to this exhibit have been omitted in accordance with the rules of the SEC. The registrant agrees to furnish supplementally a copy of all omitted schedules to the SEC upon its request.
* Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: December 23, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer